FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 12, 2018	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Items	Description

1	Presentation changes resulting from the adoption of new accounting standard

Item 1

Presentation changes resulting from the adoption of new accounting standard

Effective January 1, 2018, Canadian National Railway Company (the “Company” or “CN”) adopted Accounting Standards Update (ASU) 2017-07 Compensation — Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. CN is making this filing to present the Company’s originally reported financial information for past periods, adjusted on a basis consistent with the new standard. Beginning with the quarter  ended March  31, 2018, CN’s  financial  information  will reflect  the  adoption  of  the  standard  with  comparative  periods presented accordingly.

The ASU requires employers that sponsor defined benefit pension plans and/or other postretirement benefit plans to report the service cost component in the same line item or items as other compensation costs. The other components of net periodic benefit cost are required to be presented in the statement of income separately from the service cost component and outside a subtotal of income from operations. The new guidance allows only the service cost component to be eligible for capitalization. The guidance must be applied retrospectively for the presentation of the service cost component and other components of net periodic benefit cost in the statement of income and prospectively for the capitalization of the service cost component of net periodic benefit cost.

As a result of the adoption of this ASU, the classification of the components of pension and postretirement benefit costs other than current service cost are now shown outside of Operating income in a separate caption entitled Other components of net periodic benefit income in the Company’s Consolidated Statements of Income. The guidance allowing only the service cost component to be eligible for capitalization will not have a significant impact on the Company’s Consolidated Financial Statements.

Consolidated Statements of Income - unaudited

	Adjusted for New Standard (1)			Originally Reported (2)			Change
In millions, except per share data	2017	2016	2015	2017	2016	2015	2017	2016	2015
Revenues	13,041	$12,037	$12,611	$13,041	$12,037	$12,611	$—	$—	$—
Operating expenses
Labor and fringe benefits	2,536	2,399	2,517	2,221	2,119	2,406	315	280	111
Purchased services and material	1,769	1,592	1,729	1,769	1,592	1,729	—	—	—
Fuel	1,362	1,051	1,285	1,362	1,051	1,285	—	—	—
Depreciation and amortization	1,281	1,225	1,158	1,281	1,225	1,158	—	—	—
Equipment rents	418	375	373	418	375	373	—	—	—
Casualty and other	432	363	394	432	363	394	—	—	—
Total operating expenses	7,798	7,005	7,456	7,483	6,725	7,345	315	280	111
Operating income	5,243	5,032	5,155	5,558	5,312	5,266	(315)	(280)	(111)
Interest expense	(481)	(480)	(439)	(481)	(480)	(439)	—	—	—
Other components of net periodic benefit income	315	280	111	—	—	—	315	280	111
Other income	12	95	47	12	95	47	—	—	—
Income before income taxes	5,089	4,927	4,874	5,089	4,927	4,874	—	—	—
Income tax recovery (expense)	395	(1,287)	(1,336)	395	(1,287)	(1,336)	—	—	—
Net income	5,484	$3,640	$3,538	$5,484	$3,640	$3,538	$—	—	—
Earnings per share
Basic	7.28	$4.69	$4.42	$7.28	$4.69	$4.42	$—	$—	$—
Diluted	7.24	$4.67	$4.39	$7.24	$4.67	$4.39	$—	$—	$—
Weighted-average number of shares
Basic	753.6	776.0	800.7	753.6	776.0	800.7	—	—	—
Diluted	757.3	779.2	805.1	757.3	779.2	805.1	—	—	—

Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles.

(1)   Reflects the adoption of ASU 2017-07 for the presentation of net periodic benefit cost for pensions and postretirement benefits.

(2)   Derived from the Company’s 2017 audited Annual Consolidated Financial Statements.

Supplemental Annual Financial information - unaudited

The following table provides additional annual information on the impact of the reclassification of Other components of net periodic benefit income on CN’s operating ratio due to the adoption of ASU 2017-07. The operating ratio is defined as operating expenses as a percentage of revenues.

Financial Ratio

	Adjusted for New Standard (1)			Originally Reported (2)			Change
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Operating ratio	59.8%	58.2%	59.1%	57.4%	55.9%	58.2%	2.4%	2.3%	0.9%

(1)   Reflects the adoption of ASU 2017-07 for the presentation of net periodic benefit cost for pensions and postretirement benefits.

(2)   Derived from the Company’s 2017 audited Annual Consolidated Financial Statements.

Consolidated Statements of Income - unaudited

	Adjusted for New Standard (1) 2017				Originally Reported (2) 2017				Change 2017
In millions, except per share data	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues	$3,206	$3,329	$3,221	$3,285	$3,206	$3,329	$3,221	$3,285	$—	$—	$—	$—
Operating expenses
Labor and fringe benefits	659	607	605	665	580	527	525	589	79	80	80	76
Purchased services and material	440	432	424	473	440	432	424	473	—	—	—	—
Fuel	342	329	312	379	342	329	312	379	—	—	—	—
Depreciation and amortization	323	326	316	316	323	326	316	316	—	—	—	—
Equipment rents	101	103	107	107	101	103	107	107	—	—	—	—
Casualty and other	117	117	78	120	117	117	78	120	—	—	—	—
Total operating expenses	1,982	1,914	1,842	2,060	1,903	1,834	1,762	1,984	79	80	80	76
Operating income	1,224	1,415	1,379	1,225	1,303	1,495	1,459	1,301	(79)	(80)	(80)	(76)
Interest expense	(122)	(123)	(119)	(117)	(122)	(123)	(119)	(117)	—	—	—	—
Other components of net periodic benefit income	79	80	80	76	—	—	—	—	79	80	80	76
Other income	2	1	5	4	2	1	5	4	—	—	—	—
Income before income taxes	1,183	1,373	1,345	1,188	1,183	1,373	1,345	1,188	—	—	—	—
Income tax recovery (expense)	(299)	(342)	(387)	1,423	(299)	(342)	(387)	1,423	—	—	—	—
Net income	$884	$1,031	$958	$2,611	$884	$1,031	$958	$2,611	$—	—	—	—
Earnings per share
Basic	$1.16	$1.36	$1.28	$3.50	$1.16	$1.36	$1.28	$3.50	$—	$—	$—	$—
Diluted	$1.16	$1.36	$1.27	$3.48	$1.16	$1.36	$1.27	$3.48	$—	$—	$—	$—
Weighted-average number of shares
Basic	761.3	756.1	751.1	746.2	761.3	756.1	751.1	746.2	—	—	—	—
Diluted	764.5	759.7	755.0	750.0	764.5	759.7	755.0	750.0	—	—	—	—

Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles.

(1)   Reflects the adoption of ASU 2017-07 for the presentation of net periodic benefit cost for pensions and postretirement benefits.

(2)   Derived from the Company’s unaudited Interim Consolidated Financial Statements.

Supplemental Quarterly Financial information - unaudited

The following table provides additional quarterly information on the impact of the reclassification of Other components of net periodic benefit income on CN’s operating ratio due to the adoption of ASU 2017-07. The operating ratio is defined as operating expenses as a percentage of revenues.

Financial ratio

	Adjusted for New Standard (1) 2017				Originally Reported (2) 2017				Change 2017
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Operating ratio	61.8%	57.5%	57.2%	62.7%	59.4%	55.1%	54.7%	60.4%	2.4%	2.4%	2.5%	2.3%

(1)   Reflects the adoption of ASU 2017-07 for the presentation of net periodic benefit cost for pensions and postretirement benefits.

(2)   Derived from the Company’s unaudited Interim Consolidated Financial Statements.

Consolidated Statements of Income - unaudited

	Adjusted for New Standard (1) 2016				Originally Reported (2) 2016				Change 2016
In millions, except per share data	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues	$2,964	$2,842	$3,014	$3,217	$2,964	$2,842	$3,014	$3,217	$—	$—	$—	$—
Operating expenses
Labor and fringe benefits	657	547	568	627	590	469	495	565	67	78	73	62
Purchased services and material	408	377	379	428	408	377	379	428	—	—	—	—
Fuel	235	243	261	312	235	243	261	312	—	—	—	—
Depreciation and amortization	307	296	312	310	307	296	312	310	—	—	—	—
Equipment rents	95	92	92	96	95	92	92	96	—	—	—	—
Casualty and other	112	72	68	111	112	72	68	111	—	—	—	—
Total operating expenses	1,814	1,627	1,680	1,884	1,747	1,549	1,607	1,822	67	78	73	62
Operating income	1,150	1,215	1,334	1,333	1,217	1,293	1,407	1,395	(67)	(78)	(73)	(62)
Interest expense	(123)	(116)	(118)	(123)	(123)	(116)	(118)	(123)	—	—	—	—
Other components of net periodic benefit income	67	78	73	62	—	—	—	—	67	78	73	62
Other income	5	(1)	—	91	5	(1)	—	91	—	—	—	—
Income before income taxes	1,099	1,176	1,289	1,363	1,099	1,176	1,289	1,363	—	—	—	—
Income tax recovery (expense)	(307)	(318)	(317)	(345)	(307)	(318)	(317)	(345)	—	—	—	—
Net income	$792	$858	$972	$1,018	$792	$858	$972	$1,018	$—	—	—	—
Earnings per share
Basic	$1.01	$1.10	$1.26	$1.33	$1.01	$1.10	$1.26	$1.33	$—	$—	$—	$—
Diluted	$1.00	$1.10	$1.25	$1.32	$1.00	$1.10	$1.25	$1.32	$—	$—	$—	$—
Weighted-average number of shares
Basic	786.1	778.9	772.3	766.7	786.1	778.9	772.3	766.7	—	—	—	—
Diluted	789.0	782.0	775.7	770.1	789.0	782.0	775.7	770.1	—	—	—	—

Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles.

(1)   Reflects the adoption of ASU 2017-07 for the presentation of net periodic benefit cost for pensions and postretirement benefits.

(2)   Derived from the Company’s unaudited Interim Consolidated Financial Statements.

Supplemental Quarterly Financial information - unaudited

The following table provides additional quarterly information on the impact of the reclassification of Other components of net periodic benefit income on CN’s operating ratio due to the adoption of ASU 2017-07. The operating ratio is defined as operating expenses as a percentage of revenues.

Financial ratio

	Adjusted for New Standard (1) 2016				Originally Reported (2) 2016				Change 2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Operating ratio	61.2%	57.2%	55.7%	58.6%	58.9%	54.5%	53.3%	56.6%	2.3%	2.7%	2.4%	2.0%

(1)  Reflects the adoption of ASU 2017-07 for the presentation of net periodic benefit cost for pensions and postretirement benefits.

(2)  Derived from the Company’s unaudited Interim Consolidated Financial Statements.

Consolidated Statements of Income - unaudited

	Adjusted for New Standard (1) 2015				Originally Reported (2) 2015				Change 2015
In millions, except per share data	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues	$3,098	$3,125	$3,222	$3,166	$3,098	$3,125	$3,222	$3,166	$—	$—	$—	$—
Operating expenses
Labor and fringe benefits	692	575	617	633	668	542	588	608	24	33	29	25
Purchased services and material	457	434	401	437	457	434	401	437	—	—	—	—
Fuel	361	327	293	304	361	327	293	304	—	—	—	—
Depreciation and amortization	296	285	287	290	296	285	287	290	—	—	—	—
Equipment rents	94	83	93	103	94	83	93	103	—	—	—	—
Casualty and other	159	92	73	70	159	92	73	70	—	—	—	—
Total operating expenses	2,059	1,796	1,764	1,837	2,035	1,763	1,735	1,812	24	33	29	25
Operating income	1,039	1,329	1,458	1,329	1,063	1,362	1,487	1,354	(24)	(33)	(29)	(25)
Interest expense	(104)	(105)	(111)	(119)	(104)	(105)	(111)	(119)	—	—	—	—
Other components of net periodic benefit income	24	33	29	25	—	—	—	—	24	33	29	25
Other income	4	16	11	16	4	16	11	16	—	—	—	—
Income before income taxes	963	1,273	1,387	1,251	963	1,273	1,387	1,251	—	—	—	—
Income tax recovery (expense)	(259)	(387)	(380)	(310)	(259)	(387)	(380)	(310)	—	—	—	—
Net income	$704	$886	$1,007	$941	$704	$886	$1,007	$941	$—	—	—	—
Earnings per share
Basic	$0.87	$1.10	$1.26	$1.19	$0.87	$1.10	$1.26	$1.19	$—	$—	$—	$—
Diluted	$0.86	$1.10	$1.26	$1.18	$0.86	$1.10	$1.26	$1.18	$—	$—	$—	$—
Weighted-average number of shares
Basic	809.4	803.5	797.6	792.4	809.4	803.5	797.6	792.4	—	—	—	—
Diluted	814.3	808.0	801.9	796.3	814.3	808.0	801.9	796.3	—	—	—	—

Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles.

(1)   Reflects the adoption of ASU 2017-07 for the presentation of net periodic benefit cost for pensions and postretirement benefits.

(2)   Derived from the Company’s unaudited Interim Consolidated Financial Statements.

Supplemental Quarterly Financial information - unaudited

The following table provides additional quarterly information on the impact of the reclassification of Other components of net periodic benefit income on CN’s operating ratio due to the adoption of ASU 2017-07. The operating ratio is defined as operating expenses as a percentage of revenues.

Financial ratio

	Adjusted for New Standard (1) 2015				Originally Reported (2) 2015				Change 2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Operating ratio	66.5%	57.5%	54.7%	58.0%	65.7%	56.4%	53.8%	57.2%	0.8%	1.1%	0.9%	0.8%

(1)  Reflects the adoption of ASU 2017-07 for the presentation of net periodic benefit cost for pensions and postretirement benefits.

(2)  Derived from the Company’s unaudited Interim Consolidated Financial Statements.